June 24, 2010

VIA EDGAR AND ELECTRONIC MAIL(ignati@sec.gov)

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:     Jim B. Rosenberg, Senior Assistant Chief Accountant
Mark Brunhofer, Senior Staff Accountant
Ibolya Ignat, Staff Accountant

Re:	Generex Biotechnology Corporation Form 10-K for the Fiscal Year Ended July 31, 2009 Filed on October 14, 2009 File No. 000-25169

Ladies and Gentlemen:

On behalf of Generex Biotechnology Corporation (the “Company”), we are transmitting the Company's responses to the comments of the Commission Staff as set forth in your letter, dated June 11, 2010, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended July 31, 2009 (the “10-K”).

For ease of reference, we have set forth below each of the Staff's comments set forth in the letter dated June 11, 2010 followed by the Company's response.  Certain of the Company’s responses refer to the following filings made by the Company with the Commission on June 11, 2010:  (i) an amendment to the Company’s Quarterly Report on Form 10-Q for the period ended October 31, 2009 (the “Q-1 Amendment”); (ii) an amendment to the Company’s Quarterly Report on Form 10-Q for the period ended January 31, 2010 (the “Q-2 Amendment”); (iii) the Company’s Quarterly Report on Form 10-Q for the period ended April 30, 2010 (the “Q-3 Report”) without the cumulative restatement as initially proposed in the Company’s response to the Commission Staff’s letter dated April 16, 2010; and (iv) the Company’s Current Report on Form 8-K with the disclosures required under Item 4.02 of Form 8-K.

We are also sending a copy of this letter and redlined versions of the Q-1 Amendment and Q-2 Amendment to Ms. Ignat by electronic mail.

Securities and Exchange Commission
June 24, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations Financial Condition, Liquidity and Resources, page 31

1.	Please refer to your response to comment three. To assist us in evaluating your response, please provide us the following:

•  Revise your SAB 99 analysis for all periods affected to discuss the effect of the reclassification on your equity.

Response:

The Company’s adoption of FASB ASC 815 relating to the warrants carried as a derivative liability had the following effect on the liability and stockholders’ equity sections of the consolidated balance sheets as of the previously reported interim period ended October 31, 2009:

	Previously Reported	Correction	Restated
Derivative Liability	$-	$10,131,138	$10,131,138
Total Liabilities	$10,684,117	$10,131,138	$20,815,255

Additional paid in capital	327,892,433	(13,127,409)	314,765,024
Deficit accumulated during the development stage	(302,180,145)	2,996,271	(299,183,874)
Total Stockholders’ Equity	$26,650,849	$(10,131,138)	$16,519,711

The Company’s adoption of FASB ASC 815 relating to the warrants carried as a derivative liability had the following effect on the liabilities and stockholders’ equity sections of the consolidated balance sheets as of the previously reported interim period ended January 31, 2010:

	Previously Reported	Correction	Restated
Derivative Liability	$-	$11,747,447	$11,747,447
Total Liabilities	$12,817,907	$11,747,447	$24,565,354

Additional paid in capital	329,577,557	(12,764,962)	316,812,595
Deficit accumulated during the development stage	(309,495,607)	1,017,515	(308,478,092)
Total Stockholders’ Equity	$21,041,036	$(11,747,447)	$9,293,589

Securities and Exchange Commission
June 24, 2010

The amount of the restatements were 38% of the previously reported total stockholders’ equity at October 31, 2009 and 56% of previously reported total stockholders’ equity at January 31, 2010.  Notwithstanding the Company’s initial response to comment 3 and upon further consideration of the discussion between the Company’s Vice President, Finance and Mr. Brunhofer and Ms. Ignat on June 8, 2010, management and the Audit Committee of the Company concluded that the Company should amend its unaudited consolidated financial statements included in its Quarterly Reports on Form 10-Q for the periods ended October 31, 2009 and January 31, 2010 to account for the effects on the previously issued warrants of Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (now codified as Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815, Derivatives and Hedging), which became effective for the Company’s fiscal year beginning August 1, 2009.  The conclusion of management and the Audit Committee was set forth in the Company’s Current Report on Form 8-K filed on June 11, 2010.

•  Please explain to us why you use the Black-Scholes option pricing model, instead of a binomial or lattice pricing model to value your warrants. The Black-Scholes model does not take into account the warrants' down-round protection. It appears to us that the price adjustment feature would add value to the warrant for which the binomial or lattice models are better suited.

Response:

The Company has determined that the Black-Scholes pricing model is the most appropriate model for the fair value measurement of these warrants.  Factors considered by the Company in determining the appropriateness of this model include its wide acceptance by the investment community, its relative simplicity and its emphasis on observable inputs.  The Black-Scholes valuation model takes into consideration the variable inputs of a) stock price, b) exercise price, c) term of the warrants, d) volatility, e) discount rate and f) the dividend yield.

In evaluating the suitability of the Black-Scholes model for the Company’s warrants versus other valuation methods, we considered what impact the existence of the down-round price protection feature of the warrants would have under an alternative valuation model.  Under an alternative model, we would have to assess the relative probability of each of the input variables used.  The probability of the price protection feature being triggered would be assigned a value of zero because it is solely within the Company’s discretion to issue stock or other equity instrument with an issuance price or exercise price less than the current exercise price of the warrants and the Company currently has no intention to issue such stock or other equity instrument.  As a result, the price protection feature would not be a relevant input in the valuation calculation.  The Company believes that the standard inputs to the Black-Scholes model are the only relevant variables.  If these standard inputs were used in alternative valuation methods, they would result in similar fair value calculations.  Thus, the Black-Scholes model is appropriate for the fair valuation of these warrants.

In addition, there are several reasons that militate against the Company’s use of an alternative valuation model.   We believe that the use of alternative valuation models would increase the subjectivity of the calculation, would require the Company to engage a valuation expert at a substantial cost, and would most likely result in a valuation that is not materially different than the fair value calculated using the Black-Scholes model.

Securities and Exchange Commission
June 24, 2010

Furthermore, the Company respectfully submits that the choice of valuation method for these particular warrants is not a critical factor that will influence the decisions of current and potential investors.

•  Please tell us your conclusion of the effectiveness of your disclosure controls and procedures as at October 31, 2009, January 31, 2010 and April 30, 2010 in light of your identified error in accounting for these warrants.

Response:

As set forth in Part I, Item 4T. Controls and Procedures of each of the Q-1 Amendment and the Q-2 Amendment, management determined that the incorrect application of accounting standards that resulted in the reclassification of certain warrants to a liability in the period covered by each such report and adjustments to fair value of the warrants at the end of such periods did not constitute a failure in the Company’s disclosure controls and procedures; notwithstanding this conclusion, however, management is addressing this issue to ensure that it does not recur.  Management considered various factors in reaching the conclusion that the error was not material, including the following:  the error involved the interpretation of newly issued accounting guidance that became effective for the Company beginning as of August 1, 2009; the error was unintentional; the corrective accounting entries had a cumulative impact of just over $1,000,000 as a reduction of the Company’s year-to-date net loss for the six months ending January 31, 2010, did not impact cash and had no effect on the Company’s operating income or cash flows; the error affected the financial statements of only the first two quarters of the Company’s current fiscal year; and no restatement of the Company’s financial statements for any completed prior fiscal year will be required.  Furthermore, in its investigation of the error, management found no material weakness in the Company’s disclosure controls and procedures.

As set forth in Part I, Item 4. Controls and Procedures of the Q-3 Report, management concluded that, as of April 30, 2010, the Company’s disclosure controls and procedures were effective.  For the three and nine months ended April 30, 2010, the Company correctly applied ASC 815.  As disclosed in Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading “Recently Adopted Accounting Pronouncements” of the Q-3 Report, the adoption of this guidance resulted in the recognition of income of $3,793,793 within the Company’s consolidated statements of operations for the nine months ended April 30, 2010 and a net reclassification of $6,011,518 of previously reported stockholders’ equity to a liability as of April 30, 2010.  No restatement of the Q-3 Report will be required.

Securities and Exchange Commission
June 24, 2010

•  Please provide us drafts of the disclosures you intend to make regarding the correction of this error.

Response:  We have addressed the reclassification of the warrants and the fair value measure of the measurements of the warrants in the Q-1 Amendment and the Q-2 Amendment as follows:

Item 1 - Financial Statements
Consolidated Balance Sheet (unaudited)

Under “Long-Term Liabilities,” we have inserted a new line entitled “Derivative Warrant Liability” which lists the fair value of the derivative warrants as calculated as of the end of the relevant three- or six-month periods, as applicable.

Consolidated Statements of Operations (unaudited)

The columns for the three- or six -month periods are labeled “Restated” to include the statement of operations impact of the revaluation of the derivative warrants.

Notes to Consolidated Financial Statements (unaudited)

We have amended the disclosure in Notes 1 and 2 to account for the adoption of ASC 815.  We have amended the disclosure in Note 4 to reflect the revised calculation of comprehensive loss. We have added a new note (Note 10 in the Q-1 Amendment and Note 11 in the Q-2 Amendment) to provide the required disclosure related to the Derivative Warrant Liability.  We have added a new note (Note 11 in the Q-1 Amendment and Note 12 in the Q-2 Amendment) which describes the financial impact of the restatement on the previously reported interim periods.  In addition, in the Q-1 Amendment, we have clarified a description of a subsequent event.

Part 1, Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations

We have revised the discussions under the headings “Critical Accounting Policies,” “Results of Operations,” “Financial Condition, Liquidity and Resources,” and “Risk Factors” to reflect the reclassification of the warrants.

Part I, Item 4T. Controls and Procedures

We have added disclosure relating to management’s determination that the incorrect application of accounting standards that resulted in the reclassification of certain warrants to a liability in the periods ended October 31, 2009 and January 31, 2010 and adjustments to fair value at the end of such periods did not constitute a failure in Generex’s disclosure controls and procedures, but that management is addressing this issue to ensure that it does not recur.

Securities and Exchange Commission
June 24, 2010

Part II, Exhibit List

We have amended the Exhibit List in the Q-1 Amendment to reflect the incorporation by reference of Exhibit 10.2, which was filed with the original Form 10-Q for the period ended October 31, 2009.

Part II, Certifications

We have attached certifications from our Chief Executive Officer and Chief Financial Officer dated as of the date of the filing of the Q-1 Amendment and the Q-2 Amendment.

•  Please explain to us why equity treatment for these warrants is appropriate through the date of adopting the guidance in EITF 07-5 (FASB ASC 815-40-15-5 through 158). Please provide us a comprehensive analysis of your accounting for these warrants indicating the significant terms of these warrants along with all other relevant information to allow an assessment of your accounting prior to the adoption of the new rules. Reference the authoritative guidance used to support your analysis.

Response:

Background:
On March 31, 2008, the Company entered into a Securities Purchase Agreement and related documents with existing institutional investors relating to a private placement of 8% secured convertible notes and warrants for aggregate gross proceeds to the Company of $20,650,000.  At the time of the issuance, the Company did a comprehensive analysis of the terms of the issuances as they pertained to both the convertible notes and the warrants to determine their appropriate classification on the Company’s balance sheet.  The Company analyzed the warrants as per the guidance set forth in Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) and EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19).  Specifically, the Company analyzed whether the warrants met the scope exception under paragraph 11(a) of SFAS 133, by considering each of the conditions in EITF 00-19 and could thus be classified as equity.  Under this analysis, one of the key terms of the warrants was the cashless exercise provision permitting the holder to exercise a warrant on a cashless basis using a prescribed formula, which was based on the difference between the closing market price and the exercise price.  As EITF 07-5 (FASB ASC 815-40-15-5 through 158) did not become effective for the Company until August 1, 2009, the anti-dilution provisions that provide for a full adjustment of the exercise price in the event the Company, in certain circumstances, issues securities at a price below the exercise price of the warrants did not preclude the warrants from being considered indexed to the Company’s stock at the time of issuance.  Following is the analysis performed by the Company regarding treatment of the warrants as equity.

Securities and Exchange Commission
June 24, 2010

Guidance:
Paragraph 6 of SFAS 133 provided the following definition of Derivative Instruments:  A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Paragraph 11(a) of SFAS 133 contains a scope exception that states that a contract issued by a reporting entity that is indexed to its own stock and classified in stockholders’ equity in its statement of financial position is not considered to be a derivative instrument for purposes of SFAS 133.

Paragraph 8 of EITF 00-19 provided for initial classification in equity if the contract requires physical settlement or net-share settlement. In addition, EITF 00-19, paragraphs 13 through 32 provided a list of the criteria that the contract must meet in order to be classified as equity.  Following is such list of the criteria as presented in EITF 00-19 and a discussion of their relevance to the Company’s warrant agreements:

The contract permits the company to settle in unregistered shares.

Nothing in the warrants precludes the Company from issuing unregistered shares of common stock upon the exercise of the warrants.  If the holders had exercised the warrants by paying the cash exercise price, the holders would have received unregistered shares subject to a holding period under Securities Act Rule 144.  If the holders had exercised the warrants pursuant to the cashless exercise feature contained therein any time after the first six months following the warrants’ issuance, the holders would have received freely tradable shares because the holding period under Rule 144 would have been satisfied.  Thus, the warrants satisfied this condition.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

The Company had sufficient authorized and unissued shares to settle the warrants.  In addition, the Company had reserved approximately 120% of the number of shares identified on the face of the warrants per the terms of the associated securities purchase agreement.  Thus, the warrants satisfied this condition.

Securities and Exchange Commission
June 24, 2010

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

The warrants specify on their face, the number of shares of common stock into which they may be exercised.  The agreements include standard anti-dilution provisions which specify that the number of shares issuable upon exercise of the warrants may increase or decrease proportionately with any adjustment in the exercise price of the warrants due to an increase in common stock due to stock dividends, stock splits or certain common stock issuances.  Any such increase or decrease is to be made on a proportionate basis, such that the aggregate exercise price payable before and after any such increase or decrease remains the same.  Per paragraph 8 of EITF 05-2, “instruments that contain "standard" anti-dilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares”, thus the warrants satisfied this condition.

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

There are no net-cash settlement provisions in the warrants in the event the Company fails to make timely filings with the SEC. The warrants satisfied this condition.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

There are no “top-off” or “make whole” provisions in the warrants. The warrants thus satisfied this condition.

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There is only one net-cash settlement provision in the warrants, and, for the reasons explained below, it did not apply at any point after the warrants were issued.

Pursuant to their terms, the warrants required net-cash settlement in the event that the Company was prohibited from issuing shares of common stock upon the exercise of the warrants due to a breach of the “Exchange Cap” under the rules or regulations of the Principal Market; however, this prohibition did not apply in the event that the Company obtained shareholder approval as required by the applicable rules of the Principal Market for issuances of shares of Common Stock in excess of such amount.  For the Company, the then applicable rule or regulation of the Principal Market was NASDAQ Marketplace Rule 4350(i)(1)(D), which required NASDAQ-listed issuers to obtain shareholder approval prior to any issuance or potential issuance of securities representing 20% or more of the outstanding common stock or voting power of the issuer (on an as-converted or as-exercised basis) before such issuance for a price less than the greater of the book or market value of the issuer’s common stock.

Securities and Exchange Commission
June 24, 2010

At the time of the issuance of the warrants, the number of shares of common stock issuable upon conversion of the convertible notes, in addition to the shares underlying the warrants that were exercisable in the first six months after issuance was less than 20% of the outstanding common stock. In addition, as the Company set forth in its definitive proxy materials filed with the SEC on April 23, 2008, although the exercise price of the warrants was initially above the market value of the common stock on the date of issuance, the exercise price of the warrants was subject to anti-dilution adjustment provisions that could reduce the effective exercise price to less than the market value of the underlying common stock on the date of issuance. Therefore, the Company’s issuance of shares of common stock upon exercise of the warrants could be deemed a below market issuance under the rules and regulations of The NASDAQ Stock Market. The Company agreed in the securities purchase agreement entered into with the holders of the warrants that it would hold a meeting of its stockholders on or before June 29, 2008 for the purpose of obtaining shareholder approval authorizing the issuance of shares pursuant to the private placement in excess of 19.99% of the common stock issued and outstanding on March 31, 2008 at prices which may be below the March 31, 2008 market price, in accordance with the terms of the warrants. The Company’s shareholders approved this proposal at the Company’s Annual Meeting held on May 27, 2008.

The net-cash settlement provision was not applicable because: (i) at no point in time between the issuance of the notes and warrants and the date of shareholder approval did the potential issuance of securities upon conversion of the notes or exercise of the warrants represent 20% or more of the outstanding common stock or voting power of the Company before such issuance for a price less than the greater of the book or market value of the Company’s common stock; and (ii) the net-cash settlement provision was rendered void after the Company had obtained the requisite shareholder approval.  Therefore, the warrants satisfied this condition.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions in the warrant agreements, including those which would give the holders the rights of a creditor in the event of bankruptcy. The warrants satisfied this condition.

There is no requirement in the contract to post collateral at any point or for any reason.

There is no requirement in the warrant agreements to post collateral of any kind at any point in time. The warrants satisfied this condition.

Securities and Exchange Commission
June 24, 2010

Conclusion:

The warrants meet all the criteria specified in EITF 00-19, thus meeting the exception under paragraph 11(a) of SFAS 133.  Classification of the warrants as permanent equity was appropriate, up until the date of the Company’s adoption of the guidance in EITF 07-5, effective as of August 1, 2009.

* * *

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by e-mail at mfletcher@generex.com or by facsimile number 416.364.9363 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher
Executive Vice-President & General Counsel

cc:         Rose C. Perri, Chief Financial Officer
   Gary Miller, Esq.